UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                       (Amendment No.                 )*


                           Stoico Restaurant Group, Inc.
                                 (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  861501 10 4
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement.   /__/   (A
fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 861501 10 4            13G

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

    Robert W. Singleton     514464496

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* /__/

3.  SEC USE ONLY:                                          (a) /__/
                                                           (b) /__/

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER:  617,411

6.  SHARED VOTING POWER:  0

7.  SOLE DISPOSITIVE POWER:  617,411

8.  SHARED DISPOSITIVE POWER:  0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  617,411

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*:

    /__/

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.8%

12. TYPE OF REPORTING PERSON:  IN

                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             Stoico Restaurant Group, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             3151 North Rock Road, Wichita, Kansas  67226

Item 2(a).   Name of Persons Filing:

             Robert W. Singleton

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             1302 Willow Lane, Wichita, Kansas 67208

Item 2(c).   Citizenship:

             United States citizen

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value per share

Item 2(e).   CUSIP Number:

             861501 10 4

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

             N/A

Item 4.      Ownership:

             (a) Amount Beneficially Owned: The information in Item 9 in the cover pages hereof is hereby incorporated by reference.

             (b) Percent of Class: The information in Item 11 in the cover pages hereof is hereby incorporated by reference.

             (c)  Number of Shares as to which such person has:

                (i) sole power to vote or to direct the vote- The information in Item 5 of the cover pages hereof is hereby incorporated by reference.

               (ii)  shared power to vote or to direct the vote-  The
                      information in Item 6 of the cover pages hereof is hereby
                     incorporated by reference.

               (iii) sole power to dispose or to direct the disposition of -
                     The information in Item 7 of the cover pages hereof is hereby incorporated by reference.

                 (iv)shared power to dispose or to direct the disposition of -
                     The information in Item 8 of the cover pages hereof is hereby incorporated by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:


         N/A

Item 8.  Identification and Classification of Members of the Group:

         N/A

Item 9.  Notice of Dissolution of Group:

         N/A

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997

                                   /s/ Robert W. Singleton
                                   -------------------------------------------
                                   Robert W. Singleton